R.R. Donnelley & Sons Company

111 South Wacker Drive

Chicago, IL 60606

May 5, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie

Re:	R.R. Donnelley & Sons Company (the “Company”)
Registration Statement on Form S-4 (File No. 333-202945)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Company requests that the effective date of the above-referenced Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on March, 24 2015 (as amended, the “Registration Statement”) be accelerated so that the Registration Statement will be declared effective at 1:00 P.M. Eastern Standard Time on May 6, 2015, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours, R.R. DONNELLEY & SONS COMPANY

By:	/s/ David Gardella
Name:	David Gardella
Title:	Senior Vice President, Finance